SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 209TH EXTRAORDINARY SHAREHOLDERS' MEETING

1.       DATE, TIME AND PLACE: December 18, 2023, at 2:00 p.m., remotely, therefore considered held, pursuant to paragraph 3 of article 5 of CVM Resolution 81, of March 29, 2022, as amended, at the Company’s headquarters located at Rua José Izidoro Biazetto nº 158, Bloco A, Orleans, CEP 81200-240, in the city of Curitiba, state of Paraná.

2.       CALL NOTICE: The first call notice was published in accordance with article 124 of Federal Law 6,404, of December 15, 1976, (“Brazilian Corporate Law”), in the “Valor Econômico” newspaper, on the 17th, 18th, 19th, 20th and 21st days of November 2023, on pages E8 (17th), B5 (18th, 19th and 20th) and A4 (21st), with simultaneous disclosure of the documents on the website of said newspaper, pursuant to article 289, item I, of Brazilian Corporate Law.

3.       MEETING QUORUM: The meeting was called to order, pursuant to paragraph 1 of article 12 of the Company’s bylaws and article 125 of Brazilian Corporate Law, as shareholders of 615,203,527 registered, book-entry common shares with no par value issued by the Company were present, excluding treasury shares, representing approximately 57.5% of the voting capital, as per the signatures contained in the Company’s Shareholders’ Attendance Book.

4.       ATTENDANCE: Marcel Martins Malczewski, Chair of the Board of Directors; Daniel Pimentel Slaviero, Chief Executive Officer; Adriano Rudek de Moura, Chief Financial and Investor Relations Officer; Vicente Loiácono Neto, Deputy Governance, Risk and Compliance Officer; and Ana Letícia Feller, People and Business Management Officer.

5.       PRESIDING: Marcel Martins Malczewski, Chair of the Board of Directors, presided over the meeting, pursuant to article 12 of the bylaws, with Amilton Paulo de Oliveira acting as secretary and the person in charge of the signatures of the copy of the minutes to be forwarded to the Registry of Commerce.

6.       AGENDA: To examine, discuss and vote on the following agenda:

6.1.	termination of the share deposit certificate program consisting of 1 (one) common share and 4 (four) class “B” preferred shares (“Units Program”) sponsored by the Company;
6.2.	authorization for management to carry out all acts required for the termination of the Units Program, allowing the execution of all acts and/or negotiations, approvals, signing of contracts, communications, documents or instruments deemed necessary or appropriate; and
6.3.	deliberation on the adequacy of the compensation for Management, Fiscal Council Members, and Statutory Committee Members for 2023.

7.       RESOLUTIONS: The meeting was called to order and after examining and discussing the matters on the agenda, the attending shareholders resolved to:

7.1.	approve, by a majority vote, as per the votes cast on the voting map contained in Exhibit I, the termination of the share deposit certificate (Units) program sponsored by the Company, by cancelling the share deposit certificates (CPLE11) and, as a consequence, delivering the 5 (five) shares issued by the Company underlying each Unit, being 1 (one) common share (CPLE3) and 4 (four) class “B” preferred shares (CPLE6), preserving for the holders of the Units the same rights, advantages and restrictions related to these shares issued by the Company, including regarding the distribution of dividends, interest on equity, and any other bonuses or payments to which they may be entitled;

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

7.2.	approve, by a majority of votes, as per the votes cast on the voting map contained in Exhibit I, the granting of authorization for management to carry out all acts required for the termination of the Units Program, allowing the execution of all acts and/or negotiations, approvals, signing of contracts, communications, documents or instruments deemed necessary or appropriate;
7.3.	approve, by a majority of votes, as per the votes cast in the voting map contained in Exhibit I, the proposal to complement compensation for Management, Fiscal Council Members and Statutory Committee Members for 2023, consequently increasing by R$5,691,451.84 (five million, six hundred and ninety-one thousand, four hundred and fifty-one reais and eighty-four centavos) the maximum limit of compensation for management planned for 2023, moving up from R$11,386,806.44 (eleven million, three hundred and eighty-six thousand, eight hundred and six reais and forty-four centavos), as approved in the 68th Annual Shareholders' Meeting held on April 28, 2023, to R$17,078,258.27 (seventeen million, seventy-eight thousand, two hundred and fifty-eight reais and twenty-seven centavos); and
7.3.1.	register that the supplementary remuneration includes the recomposition of the total compensation for executive board members, with the return of short-term incentive payment linked to performance goals and the partial application of inflation indices from 2018 to date, as well as the necessary partial review of compensation for members of the Board of Directors, the Fiscal Council and the Statutory Committees, according to market practices.

8.              DOCUMENTS: Documents, proposals, or declarations were not presented, and votes, contrary opinions, or dissenting votes were not cast at the meeting.

9.              CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chair adjourned the meeting for the drawing up of the minutes, in summary form, containing only the transcript of the resolutions passed and disclosed with the omission of the signatures of the attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Brazilian Corporate Law, which were read, approved and signed by all those present. Shareholder attendance was recorded in these minutes and the Shareholders’ Attendance Book through the signature of the Secretary, pursuant to applicable regulations.

(Electronically signed) MARCEL MARTINS MALCZEWSKI - Chair of the Shareholders’ Meeting and the Board of Directors; DANIEL PIMENTEL SLAVIERO - Chief Executive Officer; ADRIANO RUDEK DE MOURA - Chief Financial and Investor Relations Officer; ANA LETÍCIA FELLER - People and Business Management Officer; and AMILTON PAULO DE OLIVEIRA - Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 19, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.